July 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Actuate Therapeutics Inc.
Registration Statement on Form S-1, as amended (File No. 333-279734)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Titan Partners Group LLC, a division of American Capital Partners, LLC as representative of several underwriters, hereby join Actuate Therapeutics, Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-279734) (the “Registration Statement”) to become effective on Wednesday, July 17, 2024, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that copies of the Company’s Preliminary Prospectus, dated June 21, 2024, were furnished to several prospective underwriters and distributed by the underwriters approximately as follows through the date hereof: approximately 500 copies to institutional investors and 500 copies to others.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Titan Partners Group LLC,
a division of American Capital Partners, LLC

By:	/s/ Sanjay Allahdad
Name:	Sanjay Allahdad
Title:	Authorized Representative